SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 18 March 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                18 March, 2016

SIMON LOWTH TO JOIN BT AS GROUP FINANCE DIRECTOR

Simon Lowth will join BT Group plc in July to become Group Finance Director and an executive board director.

            Simon is one of the UK's most respected CFOs, known for driving major cost transformation and performance improvement programmes. He brings a wealth of experience to BT having been CFO, and served on the boards, of three major publicly listed companies - BG Group, AstraZeneca and ScottishPower - over the past eleven years. He has also been non-executive director at Standard Chartered Bank plc since 2010.

            He will join the company on 4 July and will replace BT's current Finance Director, Tony Chanmugam, following a handover period. Tony will then move to focus on integrating the mobile network provider EE into BT, for a period of time. BT will announce the date of Simon's appointment to the Board in due course.

            Most recently, Simon was CFO and executive director of oil and gas giant BG Group plc. Having joined BG Group in November 2013, Simon had board level responsibility for the company's finance, internal audit, risk management, investor relations, corporate strategy and merger and acquisition activities. He stepped down in February 2016, following its £35 billion takeover by Royal Dutch Shell.

            Speaking today, Simon said: "I'm delighted to be joining BT at such an exciting time. Having acquired one of the UK's leading mobile operators and with superfast fibre broadband available to well over 24 million homes, BT is well-placed for growth in consumer, business and wholesale markets. I look forward to working with Gavin Patterson and the rest of BT's strong team to build upon the solid strategic and financial foundations already in place."

            Gavin Patterson, BT Group Chief Executive said: "Simon brings a wealth of experience to BT, having served as CFO and a board director for a number of major international companies, and I'm thrilled he's joining. On top of his solid financial acumen, his strong organisational leadership and engineering experience at a number of leading infrastructure companies will be a real asset for BT.

             "I'd also like to thank Tony Chanmugam for his tremendous hard work, commitment and the strong results that he has delivered during his career at BT. BT is a much stronger business today as a result of the phenomenal role Tony has played in BT's cost transformation and strategic direction. I wish him all the best in his future enterprises."

About Simon Lowth
Before BG Group, Simon was CFO of AstraZeneca plc and served as an executive director on its board from November 2007. He was responsible for finance, strategy, M&A and investor relations as well as managing AstraZeneca's business in Japan, its second largest market. During his time at AstraZeneca, Simon played a key role in delivering strong total shareholder returns, improving cost efficiencies and cashflow management, and significantly reducing net debt. He served as the pharmaceutical company's Interim Chief Executive Officer from June 2012 to September 2012.

Simon worked at ScottishPower plc from 2003 to 2007. As Corporate Strategy Director, he chaired the company's risk and investment committees and moved the company's strategic focus to growth through organic investment. In 2005, he was appointed Finance Director, successfully improving both earnings and cash generation.

Simon's move to ScottishPower in 2003 followed 15 years' experience with the global management consultancy, McKinsey & Company, latterly as a senior director responsible for the firm's UK industrial practice where he advised leading multinational companies on a wide range of strategic, financial and operational issues.

Simon, aged 54, has an engineering degree from Cambridge University and an MBA from London Business School.

-ends-

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. Following the acquisition of EE on 29 January 2016, BT consists principally of six customer-facing lines of business: BT Global Services, BT Business, BT Consumer, EE, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 18 March 2016